Exhibit 99.1

Tungray Technologies Inc Announces Pricing of Initial Public Offering

Singapore, April 18, 2024 /PRNewswire/ — Tungray Technologies Inc (“Tungray” or the "Company" or “Tungray”) (NasdaqCM: TRSG), a provider of customized industrial manufacturing solutions to Original Equipment Manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries, today announced the pricing of its initial public offering (the "Offering") of 1,250,000 Class A ordinary shares at a public offering price of $4 per Class A ordinary share, for total gross proceeds of approximately $5 million, before deducting underwriting discounts and commissions and offering expenses. The Offering is being conducted on a firm commitment basis. The Class A ordinary shares are expected to commence trading on Nasdaq Capital Market under the ticker symbol “TRSG” on April 19, 2024.

The Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering is expected to close on April 23, 2024, subject to customary closing conditions.

US Tiger Securities, Inc. is acting as sole book runner for the Offering. Robinson & Cole LLP is acting as U.S. counsel to the Company. VCL Law LLP is acting as U.S. counsel to the underwriter with respect to the Offering.

A registration statement on Form F-1, as amended (File No. 333-270434), relating to the Offering was previously filed with the Securities and Exchange Commission (“SEC”) by the Company, and subsequently declared effective by the SEC on March 28, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tungray Technologies Inc

Tungray Technologies Inc is an engineer-to-order (“ETO”) company that provides customized industrial manufacturing solutions to OEMs in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers’ unique needs and specifications. For more information, visit the Company's website at http://tungray.tech/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering and the listing of its securities. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com